Mr. Thomas A. Jones
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Micropac Industries, Inc
     Form 10-KSB for year ended November 30, 2004
     File No. 0-05109



Dear Mr. Jones

This letter is Micropac Industries, Inc.'s response to your letter dated March 31,2005. We respectfully request that you allow us to forego amending previously filed reports and to include the following responses in future filings with the SEC, since we do not believe the additional information is material to the presentation of the Company's business and financial position.

Responses on your comments.


#1 - Cover page will be modified to provide aggregate market value and describe documents by reference in future filings as shown below.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in any definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Revenues for its most recent fiscal year:  $15,356,000


Based on approximately 22,544 shares publicly traded during November 2004, the aggregate market value of the common stock held by non-affiliates of the registrant (based on the average of the bid and asked prices reported on the Over-the-Counter ("OTC") Bulletin Board system on November 30, 2004 was approximately $2,660,000. Due to the low reported trading volume of the Company shares, the Company disclaims any representation that this amount represents the market value of the Company's common stock. For purposes of such calculation, shares of Common Stock held by each executive officer and director and by each person who owns more than 5% of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.


                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)
The number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date was 2,578,315 as of November 30, 2004.

                          DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement dated January 28, 2005 for the Annual Meeting of Shareholders to be held on March 4, 2005 (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-KSB.


#2 We agree to expand on principal products and markets on future filings to include additional language as shown below.
#3 We agree to expand on development of business on future filings to include additional language as shown below.
#4 We agree to expand on disclosures on future filings to include additional language as shown below.

Item 1. Business


INTRODUCTION

Micropac Industries, Inc. (the "Company"), a Delaware corporation, manufactures and distributes various types of hybrid microelectronic circuits, solid state relays, power operational amplifiers, and optoelectronic components and assemblies. The Company's products are used as components in a broad range of military, space and industrial systems, including aircraft instrumentation and navigation systems, power supplies, electronic controls, computers, medical devices, and high-temperature (200o C) products.

The Company's facilities are certified and qualified by Defense Supply Center Columbus (DSCC) to MIL-PRF-38534 (class K-space level); MIL-PRF-19500 JANS (space level), MIL-PRF-28750 (class K space level) and is certified to ISO 9001-2002. Micropac is a NASA core supplier, and is certified to AS9100-Aerospace Industry standard for supplier certification.

The business was started in 1963 as a sole proprietorship. On March 3, 1969, the Company was incorporated under the name of "Micropac Industries, Inc." in the state of Delaware. The stock was publicly held by 559 shareholders on November 30, 2004.


PRODUCTS AND TECHNOLOGIES

The Company's products are either custom (being application specific circuits designed and manufactured to meet the particular requirements of a single customer) or standard, proprietary components such as catalog items. Custom-designed components are estimated to account for approximately 50% of the Company's sales for the fiscal year ended November 30, 2004, and 52% in fiscal 2003; standard components are estimated to account for approximately 50% of the Company's sales for the fiscal year ended November 30, 2004, and 48% for fiscal 2003.

Micropac Industries, Inc. provides microelectronic and optoelectronic components and assemblies along with contract electronic manufacturing services and offers a wide range of products sold to the industrial, medical, military, aerospace and space markets.

The Company's core technology is the packaging and interconnect of miniature electronic components, utilizing thick film and thin film substrates, forming microelectronics circuits. Other technologies include light emitting and light sensitive materials and products, including light emitting diodes and silicon
phototransistors   used  in  the  Company's   optoelectronic   components,   and
assemblies. The Company's basic products and technologies include:
         Custom design hybrid microelectronic circuits
         Solid state relays and power controllers
         Custom optoelectronic assemblies and components
         Optocouplers
         Light-emitting diodes
         Hall-Effect devices
         Displays
         Power operational amplifiers
         Fiber optic components and assemblies
         High temperature (200(0) C) products

Micropac's  products are  primarily  sold to original  equipment  manufacturer's
(OEM) who serve the following major markets:
         Military/Aerospace - aircraft instrumentation, guidance and navigations systems, control circuitry, power supplies, laser positioning
         Space - control circuitry, power monitoring and sensing
         Industrial - power control equipment, robotics
         Medical

The Company's major customers are Lockheed Martin, Northrop Grumman, Boeing, Raytheon, BAE, Honeywell, Rockwell Int'l, Newport, Advanced Energy, and St. Jude.

The  Company  has  no  patents,  licenses,  franchises,   concessions,   royalty
agreements or labor contracts. The Company's trademark "MII" is registered with the U.S. Patent and Trademark Office.

Sales of our products internationally are subject to government regulations, including export control regulations of the U.S. Department of State and Department of Commerce. Violation of these regulations by the company could result in monetary penalties and denial of export privileges. We are not aware of any violations of export control regulations.

The Company is not currently impacted by export restrictions on sensitive technology. Five (5) of the Company's principal product families require government approval. Further, a significant portion of our business is military and is dependent on maintaining our facility certification sto MIL-PRF-38534, MIL-PRF-19500 and MIL-PRF-28750. We expect to maintain these certifications and qualifications; however, the loss of any of these ceritifications would have a significant impact on our business.

Government regulations impose certain controls on chemicals used in electronics and semiconductor manufacturing. Micropac has obtained all the necessary environmental permits, and routinely monitors and reports the wastewater stream results to the local governing agency. Micropac is classified as a small generator of hazardous waste, and the annual cost of complying with the regulations is minimal.

In 2004, the Company's investment in technology through research and development, which was expensed, totaled approximately $438,000 ($303,000 in 2003). The Company's research and development expenditures were directed primarily toward long-term specific customer requirements, some of which have future potential as Micropac proprietary products, and product development and improvement associated with the Company's space level and other high reliability programs.

The Company introduced new Solid State Power controllers as the next generation of solid state relays with enhanced ruggedness and voltage and current carrying capabilities. Micropac's SSPCs feature both an instantaneous over current trip as well as I^2T which compares power used over time. These devices range from 28VDC to 400VDC and from 5A to 40Amps. The SSPC Product Family is fully capable of being Class K screened per MIL-PRF 38534 and come in a Rad Tolerant version. Micropac strives to provide the greatest power density per package volume and strives to meet the stringent efficiency requirements of customers in today's market.

In addition to the Company's investment in research and development, various customers paid the Company approximately $1,500,000 in non-recurring engineering costs associated with the development of custom products for specific applications.

The Company provides a one year warranty from the date of shipment to the original purchaser. The Company is obligated under this warranty to either replace or repair defective goods or refund the purchase price paid by the buyer.

#5 We agree to expand on Markets and Customers on future filings to include additional language as shown below.

The Company's products are marketed throughout the United States and in Western Europe, through a direct technical sales staff, independent representatives and independent stocking distributors. Approximately 25% of the sales for fiscal year 2004 (17% in 2003) were to international customers. Sales to Western European customers are made by independent representatives under the coordination of the Company's office in Bremen, Germany. One major industrial customer has opened an operation in China and during 2004 moved a major part of their domestic operations to China. This customer, Advanced Energy Industries, Inc., accounted for 22% of international sales, and their contract manufacturer in China, Celestica, accounted for 41% of international sales. During 2004, these two customers accounted for 8% and 10% of the Company's total sales compared to 11% and 7% for the year ended November 30, 2003. Advanced Energy has been a major customer since 1996 and averaged 18% of the Company's sales during this10 year period from a high of 20% to a low of 14%.

#6&7 We agree to add Risk factor of major shareholder control on future filings to include additional language as shown below.


RISK FACTORS
------------

Majority Shareholder Control

The majority shareholder has the ability to control the election of the Company's Board of Directors and elect individuals who may be more sympathetic to such majority shareholders' desires and not necessarily sympathetic to the desires of minority shareholders as to the policies and directions of the Company. However, the ability to control the election of the Board of Directors does not modify the fiduciary duties of the Board of Directors to represent the interests of all shareholders

#8 No change on Pricing - The Company does not have any "material definitive agreements" that were not made in the "ordinary course of business," and any material amendment of such an agreement that provides for obligations that are material to and enforceable against the Company, or rights that are material to the Company and enforceable by the Company. The company assessed materiality on their own considering quantitative and qualitative factors under prevailing legal principles.

Pricing Pressures.

The Company continues to experience pricing pressures from some of its original equipment manufacturer (OEM) customers. In some cases, the Company sells product under agreements with OEMs that require the Company, at regular intervals, to review the pricing structure for possible reduction in selling price for future orders. This requires the Company to improve its productivity and to request similar price reduction from its supplier chain. If one or both of the approaches by the Company does not succeed, product gross margins will decrease affecting the Company's net earnings.

# 9 Limited insurance coverage - As stated it is the opinion of the Company's management, and its' insurance advisors, the Company is adequately insured and do not wish to disclose actual policy and coverage amounts

Insurance Coverage

The Company operates manufacturing facilities in Garland, Texas and subcontracts some manufacturing to a contract manufacture in Juarez, Mexico. These facilities use industrial machines and chemicals that could provide risks of personal injury and/or property damage. There is no assurance that accidents will not occur. If accidents do occur, the Company could be exposed to substantial liability. The Company has no liability for the Mexico operations. The Company maintains worker's compensation insurance and general liability insurance for protection of its employees and for protection of the Company's assets in Garland, Texas. In addition to the basic policies mentioned, the Company maintains an umbrella policy. The Company reviews all insurance coverage on an annual basis, and makes any necessary adjustments based on risk assessment and changes in its business. In the opinion of the Company's management, and its' insurance advisors, the Company is adequately insured, however the Company's financial position could be materially affected by claims not covered or exceeding coverage currently carried by the Company.


#10 Shortages - no change

Component Shortages or Obsolescence.

The Company relies on suppliers to deliver quality raw materials in a timely and cost effective manner. Most of the materials and components are generally available from multiple sources; however, from time to time vendors do not deliver the product as needed due to manufacturing problems or possibly a decision not to furnish that product in the future. Such interruption of supply or price increases could have a material adverse effect on the Company, however, the Company is not currently materially impacted by materials shortages.

#11 We agree to expand on Competition on future filings to include additional language as shown below.

COMPETITION


The Company competes with two or more companies with respect to each of its major products, including custom hybrid microcircuits, solid state relays and power controllers, optocouplers, light-emitting diodes, light sensitive silicon phototransistors and diodes, hall-effect devices, displays, power operational amplifier, custom optoelectronic components and assemblies. These products and technologies are sold into various markets, including military/aerospace, space, industrial and medical. Some of these competitors are larger and have greater capital resources than the Company. Management believes the Company's competitive position is favorable with regard to our product reliability and integrity, past performance, customer service and responsiveness, timely delivery and pricing; however, no assurance can be given that the Company can compete successfully in the future.

The hybrid microcircuits product line, including custom microcircuits, solid state relays, power operational amplifiers and regulators accounted for 53% of the Company's business in 2004, and the Optoelectronics product line accounted for 47% of the Company's business in 2004.

There are approximately 46 independent hybrid microcircuit manufacturing companies who are certified to supply microcircuits to MIL-PRF-38534, in addition to OEM's, who manufacture hybrid microcircuits for their internal needs. Micropac may compete with all of these for hybrid microcircuit business. Some of the Company's primary competitors are Teledyne Industries, Inc., M.S. Kennedy, Aeroflex, Agilent, Optek.


#12 Supply Chain - The Company does not have any "material definitive agreements" that were not made in the "ordinary course of business," and any material amendment of such an agreement that provides for obligations that are material to and enforceable against the Company, or rights that are material to the Company and enforceable by the Company. The company assessed materiality on their own considering quantitative and qualitative factors under prevailing legal principles.

SUPPLY CHAIN

The parts and raw materials for the Company's products are generally available from more than one source. Except for certain optoelectronic products, the Company does not manufacture the basic parts or materials used in production of its products. From time to time, the Company has experienced difficulty in obtaining certain materials when needed. The Company's inability to secure materials for any reason could have adverse effects on the Company's ability to deliver products on a timely basis. The Company uses capacitors, active semiconductor devices (primarily in chip form), hermetic packages, ceramic substrates, resistor inks, conductor pastes, precious metals and other materials in its manufacturing operations.


#13 We do not plan to amend Item 2. Properties of the 10K because: The Bremen, Germany sales office is owned by the International sales manager, and Micropac does not own the Mexico facility. The Mexico facility is owned by a contract manufacturer. The Company has no lease or other commitments for these properties.

 Item 2. Properties

The Company occupies approximately 36,000 square feet of manufacturing, engineering and office space in Garland, Texas. The Company owns 31,200 square feet of that space and leases an additional 4,800 square feet. The Company considers its facilities adequate for its current level of operations.

#14 We agree to expand on Market date on future filings to include additional language as shown below.

Item 5.  Market  for the  Registrant's  Common  Equity and  Related  Stockholder
Matters

On November 30, 2004, there were approximately 559 shareholders of record of the Company's common stock. The stock of the Company is closely held; and, therefore, certain shareholders have the ability to significantly influence decisions. Our common stock is quoted on the OTC Bulletin Board under the symbol "MPAD.OB". The following sets forth the high and low bid prices for each quarter during the last two fiscal years:

                                                        High               Low

Fiscal Year Ended November, 30, 2004
      Fourth Quarter                                    $4.20             $3.75
      Third Quarter                                     $4.50             $3.70
      Second Quarter                                    $3.75             $3.50
      First Quarter                                     $2.50             $2.05

Fiscal Year Ended November 30, 2003
      Fourth Quarter                                    $1.90             $1.80
      Third Quarter                                     $1.62             $1.60
      Second Quarter                                    $1.66             $1.47
      First Quarter                                     $1.90             $1.61


During the three (3) month period  ending on November  30,  2004,  approximately
84,780 shares of the Company's common stock was reportedly traded in the over-the-counter market at a reported price range of $3.75 to $4.20 per share. For the two (2) year period ending November 30, 2004, approximately 727,090 shares of the Company's common stock was reportedly traded in the over-the-counter market at prices ranging from a low of $1.47 to a high of $4.20. Due to this average monthly volume of approximately 30,295 shares of common stock being publicly bought and sold during this two year period, the Company does not believe this share trading volume represents the market value of the Company's common stock held by non-affiliates.

Our stock prices quoted on the OTC Bulletin Board represent over-the-counter market quotations and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


#15 We agree to expand on terms of line of credit on future filings to include additional language as shown below.

The Company currently has an existing line of credit with a Texas banking institution. The line of credit agreement provides the Company with up to $3,000,000 for normal operation of the Company. The interest rate on any borrowings against this credit agreement is equal to the prime rate less 1/4%. The line of credit requires the Company to maintain certain financial ratios, including quick ratio of at least 1:1, maintain a tangible net worth of

$6,250,000   plus   75%  of   future   net   income,   and   maintain   a  total
liabilities-to-tangible-net-worth of less that 1.25:1. The Company is in compliance with these covenants. The Company has not, to date, used any of the available line of credit. The Company expects to continue to generate adequate amounts of cash to meet its liquidity needs from the sale of products and services and the collection thereof.

#16 & 17 We agree to expand on Results of Operations on future filings to include additional language as shown below. Expand on increase in sales and backlog


Sales in 2004 were approximately $15,356,000, an increase of 22.9% or $2,866,000 compared to 2003 sales. Approximately 44% of the increase in sales is primarily attributable to improved business conditions in the company's major market segments, combined with the introduction of new products, which accounted for approximately 56% of the increase. New orders for fiscal year 2004 totaled $20,946,000 compared to $11,191,000 for fiscal 2003. The increase in new orders is attributable to increased funding on certain military programs, combined with higher demand for some of the Company's standard products sold through distribution channels, and increased penetration in the medical and industrial markets. The Company's backlog as of November 30, 2004, was approximately $9,292,000, compared to approximately $3,799,000 on November 30, 2003. The increase in the Company's backlog is attributable to strong bookings of new orders in the last half of the year for deliveries in 2005.

Custom-designed components are estimated to account for approximately 50% of the Company's sales for the fiscal year ended November 30, 2004, and 52% in fiscal 2003; standard components are estimated to account for approximately 50% of the Company's sales for the fiscal year ended November 30, 2004, and 48% for fiscal 2003.

Approximately 25% of the sales for fiscal year 2004 (17% in 2003) were to international customers. Sales to Western European customers are made by independent representatives under the coordination of the Company's office in Bremen, Germany. One major industrial customer has opened an operation in China and during 2004 moved a major part of their domestic operations to China. One major industrial customer has opened an operation in China and during 2004 moved a major part of their domestic operations to China. This customer, Advanced Energy Industries, Inc., accounted for 22% of international sales, and their contract manufacturer in China, Celestica, accounted for 41% of international sales.

The Company's major customers include contractors to the United States government with fixed price contracts. Sales to these customers for Department of Defense (DOD) and National Aeronautics and Space Administration (NASA) contracts accounted for approximately 64% of the Company's fiscal net sales in 2004 compared to 62% in 2003.

During 2004, two customers accounted for 8% and 10% of the Company's sales compared to 11% and 7% for the year ended November 30, 2003. The customers are Advanced Energy Industries, Inc. and their contract manufacturer in China, Celestica. Advanced Energy has been a major customer since 1996 and averaged 18% of the Company's sales during this 10 year period from a high of 20% to a low of 14%.

Sales for 2004 compared to 2003 increased 16% in the commercial market, 22% in the military market, and 50% in the space market.


#18 We agree to add information on Officers in the proxy on future filings to include additional language as shown below.

         Mr. Cefalu is the Chief Financial Officer and Vice President of the Company. Mr. Cefalu joined the Company in July of 2002 and was elected as Chief Finacial Officer in February of 2002. Prior to July 2002, Mr. Cefalu held numerous senior financial positions at Lucent Technologies.

         Mr. King is the Chief Operations Officer and Vice President of the Company. Mr. King joined the company in November of 2002 as the Chief Operating Officer. Prior to November 2002, Mr. King was President and Chief Operating Officer of Lucas Benning Power Electronics


#19 We agree to add financial expert disclosure on future filings to include additional language as shown below.

         With the exception of Mr. Hearn, members of the Audit Committee are not considered as independent members under applicable United States statutes.

         The Board of Directors has evaluated the credentials of Nicholas Nadolsky, and has determined that Mr. Nadolsky is an "audit committee financial expert" within the meaning of 401(e) of Regualation S-B.

         The Board does not have a nominating committee due to the Company's small size. The Board does not provide a process for security holders to send communications to the Board of Directors due to the infrequent nature of such communications.

#20 We agree to add disclosure on Code of Conduct on future filings to include additional language as shown below.

Item 9. Directors & Executive Officers of The Registrant

The information set forth in the Registrant's definitive Proxy Statement dated January 28, 2005 for the Annual Meeting of Shareholders under the headings "Election of Directors", and "Principal Stockholders and Stockholdings of Management", is incorporated herein by reference.

The Company has adopted a Code of Ethics for Principal Executive Officers and Senior Financial Officers, pursuant to the Sarbanes-Oxley Act of 2002. The Code of Ethics is published on the Company's web site, www.micropac.com on the Investor page.


#21 We agree to add the following statement on non cash compensation in future filings to include additional language as shown below.



         Ms. Wood and Mr. King received no non-cash compensation during 2004.

#22 We agree to modify tables to clarify the figures on compensation on future filings to include additional language as shown below.

                               Annual Compensation
                               -------------------

Name and                             Annual                Other      All Other
Principal Position         Year      Salary      Bonus     Comp.    Compensation
                                                            (1)          (2)
================================================================================

Connie Wood,               2004   $172,394.28   $10,000   $6,000     $29,194.26
President and              2003   $156,000.00   $10,000   $3,500     $18,490.51
Chief Executive            2002   $153,461.66       -0-      -0-     $12,839.70
Officer (1)


Mark King,                 2004   $155,333.82   $2,000       -0-     $10,225.38
Vice President and         2003   $150,000.00      -0-       -0-     $6,467.79
Chief Operating Officer

    (1) Reflects fees for Board meetings and Audit Committee meetings
    (2) Reflects  amounts  contributed  by  Micropac  Industries,   Inc.,  under
        Micropac's 401(k) profit sharing plan; and reimbursement for medical expenses under Micropac's Family Medical Reimbursement Plan.

#23 Patrick Cefalu does not meet definitionof "named executive office". Mr. Cefalu's salary and bonus in 2004 was less than $100,000.

#24 The employee stock option plan was filed on 8/15/2001. Future filings will reference the filing.

File employment Agreement and salary reduction plan.


Stock option plan filed with

ACCESSION NUMBER:                 0001010549-01-500357
CONFORMED SUBMISSION TYPE:        S-8
PUBLIC DOCUMENT COUNT:            6
FILED AS OF DATE:                 20010815
EFFECTIVENESS DATE:               20010815


#25 We agree to modify tables to add security holdings of all named executive officers on future filings to include additional language as shown below.

Mark King                                    -0-
2905 Wyndham Lane
Richardson, Texas 75082

Patrick Cefalu                               -0-
8706 Arborside
Rowlett, Texas 75089

All officers and directors             1,962,077            76.1%
  as a group (5 Persons)


#26 File copy of agreement

The Company and Mr. Heinz-Werner Hempel are parties to an Ancillary Agreement entered into in March 1987. The Ancillary Agreement primarily obligates the Company to register Mr. Hempel's stock and allows Mr. Hempel to participate in any sale of stock by the Company.


#27.We agree to add the factors in determining the fair value in future filings.

#27  File agreement and #28 Factors in determining fair value

On August 27, 2003, the Company purchased 548,836 shares of the Company's common stock pursuant to the terms of an agreement dated February 5, 2001, between the Company and Nicholas Nadolsky, former Chairman of the Board and Chief Executive Officer ("Agreement"). The Agreement obligated the Company to purchase any shares of the Company's common stock owned by Mr. Nadolsky at the fair market value thereof (but in no event less than the book value of such shares) in the event of his death, permanent disability or termination of employment. Mr. Nadolsky's employment terminated on May 1, 2003. By letter dated August 15, 2003, Mr. Nadolsky requested that the Company purchase the 548,836 shares of the Company's common stock he owned pursuant to the requirements of the above agreement and agreed that the fair value of each share of his common stock was $2.68. The Company paid Mr. Nadolsky a total purchase price of $1,470,880. These shares were subsequently retired.

In determining the purchase price to be offered for Mr. Nadolsky's shares, the Board of Directors considered numerous factors, including the Company's balance sheets, the small number of shares publicly bought and sold in the over-the-counter market, the number of shares owed by Mr. Nadolsky and a valuation opinion from an independent third party.

#29, 30, 31, 32We agree to modify disclosure on controls on future filings to include additional language as shown below.

Item 8A. Controls and Procedures
--------------------------------

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the Company's disclosure controls and procedures (as defined in Exchange Act
Rules 13a-15 (e) as of November 30, 2004 and, based on this evaluation, concluded that the Company's disclosure controls and procedures are functioning in an effective manner to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. There has been no change in the Company's internal control over financial reporting during the Company's fiscal year ended November 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


#33 Reports were signed - formatting error on edgar

#34 Date was correct - formatting error on edgar


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
Micropac Industries, Inc.:

We have audited the accompanying balance sheets of Micropac Industries, Inc. as of November 30, 2004 and 2003, and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micropac Industries, Inc. as of November 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


                                                KPMG LLP

Dallas, Texas,
January 20, 2005

#35 We agree to modify the product warranties section on future filings to include additional language as shown below



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   ------------------------------------------

Revenue Recognition
-------------------

Revenues are recorded as deliveries are made based upon contract prices. Any losses anticipated on fixed price contracts are provided for currently. The Company records a reserve for product warranties based on known instances of defects upon customer notification.

5. PRODUCT WARRANTIES:
   ------------------

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Currently, the only applicable item of FIN 45 relates to the impact of paragraph 14, which refers to product warranties. Because we do not have extended warranties, our exposure is limited to product returns for defective products. In general, we warrant that the products, when delivered, will be free from defects in material workmanship under normal use and service. Our obligations are limited to replacing, repairing or giving credit for, at our option, any products that are returned within one year after the date of shipment. Warranty expense was not material for any period presented.

The Company records a reserve for product warranties based on known instances of defects upon customer notification. The activity in the product liability account is as follows:

        Balance, November 30, 2003          $           0
        Expense for repaired product        $      33,600
        Product warranty accruals           $      33,600
        Balance, November 30, 2004          $           0

#36 Exhibits 31.1, 31.2, 32.1 and 32.2 were signed - formatting error on edgar


#37 The Company will ensure that in future filings, when we are soliciting proxies of shareholders, that we file the document as a proxy statement and include a form of proxy.



Sincerely,


 /s/ Connie Wood
-------------------------------------
Connie Wood
President and Chief Executive Officer


 /s/ Patrick Cefalu
-------------------------------------
Patrick Cefalu
Chief Financial Officer


 /s/ James Murphey
-------------------------------------
James Murphey
Secretary